August 13, 2018

Max Chin Li
President
Saddle Ranch Media, Inc.
5020 Campus Drive
Newport Beach, CA 92660

       Re: Saddle Ranch Media, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed July 9, 2018
           File No. 024-10866

Dear Mr. Li:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

Form 1-A/A

Part I
Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page v

1. We note your response to our prior comment 1 and reissue the comment. Please revise
      Item 4 of Item of I of your offering statement to indicate that you are conducting this offering on a best efforts basis.
 Max Chin Li
Saddle Ranch Media, Inc.
August 13, 2018
Page 2
Procedure for Subscribing, page 23

2. We note your response to our prior comment 3 and the new link you provided. We also note that there does not appear to be a place to subscribe for shares on the site. Please clarify when a link will be available for share subscriptions.
       Please contact Courtney Lindsay, Staff Attorney, at 202-551-7237 or Celeste Murphy,
Legal Branch Chief, at 202-551-3257 with any questions.



FirstName LastNameMax Chin Li                                 Sincerely,
Comapany NameSaddle Ranch Media, Inc.
                                                              Division of
Corporation Finance
August 13, 2018 Page 2                                        Office of
Telecommunications
FirstName LastName